Annex A

This Annex sets forth information with respect to each purchase and sale of shares of Common Stock which were effectuated by the Reporting Person within the past sixty (60) days. Except as otherwise noted below, all transactions were effectuated in the open market through a broker and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/03/2025	(150,000)	34.31
10/06/2025	(10,745)	34.81
10/31/2025*	(1,000,002)	34.00

*       Delivery of Common Stock pursuant to exercise of put options.